Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit-Globe Report Strong Operational Results in First Quarter 2018

Same property NOI growth of 3.7 % compared to the same quarter in 2017, 15.6% in Brazil and 7.8% in Israel;

FFO Guidance for 2018 of NIS 3.68 per share, increase of 2.8% compared with 2017.

TEL-AVIV, ISRAEL; May 28, 2018 – Gazit-Globe (NYSE/TSX/TASE: GZT), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in urban markets, announced today its financial results for the first quarter ended March 31, 2018.

Same Property NOI growth of 3.7% compared with same quarter in 2017

High Occupancy Rate of 96.1%, increase of 1.2% compared with March 31, 2017	Increase of approx. 3.1% in the NOI

Increase of approx. 3.6% in Economic FFO compared with last quarter, decrease of approx. 3.4% compared with the same quarter in 2017 due to the sale of Regency and First Capital Shares (Million NIS)	Increase of approx. 3.7% in Economic FFO per share compared with last quarter, decrease of approx. 2.2% compared with the same quarter in 2017 due to the sale of Regency and First Capital Shares (NIS)

10 Nissim Aloni st. Tel Aviv 6291924, Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com

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Shareholder’s Equity decreased by approx. NIS 221 million (US$ 63 million)	Shareholder’s Equity per Share decreased by NIS 1.2 per share

Net Debt to Total Assets (LTV) (Consolidated)	Net Debt to Total Assets (LTV) (Expanded Solo)

Highlights

■	NOI for the quarter increased by approx. 3.1% and totaled NIS 492 million (US$ 140 million) compared to NIS 477 million (US$ 136 million) in the same quarter in 2017.
■	Same Property NOI for the Group in the quarter increased by 3.7% compared to same quarter in 2017. Same Property NOI in Brazil and Israel increased by 15.6% and by 7.8%, respectively, compared with same quarter in 2017.
■	Same Property sales in the quarter in Brazil increased by 10.4% compared with the same quarter in 2017. In Israel, same property sales increased by 6.6% compared with the same quarter in 2017. In the period of January to April, 2018 (neutralizing the Passover effect) same property sales in Israel Increased by 3.2% compared with the same period in 2017.
■	The occupancy rate as of March 31, 2018, increased by 1.2% to 96.1%, compared to 94.9% as of March 31, 2017.
■	Economic FFO for the quarter totaled NIS 168 million (US$ 48 million), or NIS 0.87 per share (US$ 0.25), compared to NIS 174 million (US$ 50 million), or NIS 0.89 per share (US$ 0.25) in the same quarter in 2017. The decrease in FFO is primarily due to the sale of shares of Regency Centers and First Capital Realty and a decrease in Citycon’s FFO deriving from disposals of non-core assets. The decrease was partially offset by the improvement in the underlying cash flow of the Company’s consolidated subsidiaries, mainly Gazit Brasil and Gazit Israel.
■	Company FFO per share guidance for 2018 is NIS 3.68 per share, an increase of 2.8% compared with the FFO per share in 2017.
■	Consolidated cash flow from operating activities in the quarter totaled NIS 245 million (US$ 70 million), compared to NIS 192 million (US$ 55 million) in the same quarter in 2017.
■	Shareholders’ equity as of March 31, 2018, decreased by approx. NIS 221 million and totaled NIS 9,715 million (US$ 2,767 million), or NIS 50.2 per share (US$ 14.3), compared to NIS 9,936 million (US$ 2,831 million), or NIS 51.4 per share (US$ 14.6), as of December 31, 2017. The decrease is primarily due to the devaluation of Regency shares which was partially offset by the gain from financial derivatives. In addition, shareholder’s equity decreased due to dividend payment of approx. NIS 74 million (US$ 21 million) or NIS 0.38 per share (US$ 0.11) which was offset with the company’s FFO of NIS 168 million (US$ 48 million).
■	Adjusted net income* in the quarter totaled NIS 240 (US$ 69 million). Loss attributable to shareholders in the quarter totaled NIS 486 million (US$ 138 million), or NIS 2.51 per diluted share (US$ 0.72), compared to a loss of NIS 276 million (US$ 79 million), or NIS 1.44 per diluted share (US$ 0.41 per share) in the same quarter in 2017.

* Net loss adjusted for impact of loss of derivatives and changes in the fair value of regency shares, after tax.

10 Nissim Aloni st. Tel Aviv 6291924, Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com

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■	As of the date of this announcement, the Company sold in 2018 10.3 million shares of Regency for total consideration of approximately $598 million (NIS 2.1 billion), and holds approximately 8.2 million shares of Regency, representing approximately 4.8% of the outstanding share capital and voting power of Regency. Following these sales, the Company’s share of private directly held investments is approx. 31% out of its assets value.
■	Investments in acquisition, development and redevelopment of real-estate in the Company and its consolidated subsidiaries (excluding First Capital Realty) in the quarter totaled NIS 363 million (US$ 103 million). The Company acquired an asset in Tel Aviv, Israel and a land in Paulista Avenue, Sao Paulo, Brazil, for a total consideration of NIS 153 million. In addition, the Company and its consolidated subsidiaries invest in development and redevelopment approx. NIS 210 million (US$ 60 million). On the other hand, the Company and its consolidated subsidiaries disposed in the quarter non-core assets totaling NIS 365 million (US$ 104 million).

As of March 31, 2018 the Company and its consolidated subsidiaries (excluding First Capital Realty) have ongoing development and redevelopment projects of approx. 149,000 sqm (Gazit’s share is approx. 90,000 sqm) out of which approx. 55,000 sqm (Gazit’s share is approx. 33,000 sqm) is coming online in 2018.

In addition, the Company and its wholly owned private subsidiaries have approved additional building which it expects to utilize in upcoming years (subject to business environments and plans). These rights include expected additional GLA in G City in Rishon Letzion Israel for commercial use of 53,000 sqm (100% owned), and in G Kfar Saba, Israel for commercial and offices of 39,000 sqm (Gazit’s share is approx.17,000 sqm), which the Company has already submitted plans and zoning requests and are expected to increase Gazit Israel’s GLA by more than 50%. In addition, the Company is in the initial planning stages of 9,000 sqm of commercial space and 212 residential units in Ramat Aviv, Israel (Gazit’s share- 50%).

Economic FFO guidance

The Company as many other real estate companies in North America and Europe, presents FFO guidance. The purpose of the Company’s guidance is to disclose Management’s view as to the expected financial and operating performance of the Company.

Presented below is the 2018 guidance, based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and on assumptions:

■	Exchange and interest rates known as of March 31, 2018.

■	No significant investments, acquisitions and disposals, other than development work.

■	Economic FFO according to the management approach includes the Company’s share in REG’s FFO.

■	No material unexpected events in the business.

	1-3/18 Actual	2017 Actual	2018 Guidance
Economic FFO (NIS in million)	168	698	702-717
Economic FFO per share (NIS)	0.87	3.58	3.64-3.72

10 Nissim Aloni st. Tel Aviv 6291924, Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com

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Additional highlights for the first quarter of 2018

■	Rental income for the quarter increased by 1.9%, and totaled NIS 711 million (US$ 203 million) compared to NIS 698 million (US$ 199 million) in the same quarter in 2017.
■	The net fair value gain of investment property and investment property under development in the quarter was NIS 48 million (US$ 14 million), compared to a fair value gain of NIS 50 million (US$ 14 million) in the same quarter in 2017. The gain is primarily due to revaluations in Central Eastern Europe and Germany which were partially offset by revaluation losses in Northern Europe.

Financial Strength

■	As of March 31, 2018, the Group had cash, cash equivalent and unused revolving credit facilities in the aggregate amount of NIS 9.5 billion (US$ 2.7 billion), of which NIS 5.8 billion (US$ 1.65 billion) was at the Company level and its wholly owned subsidiaries. In addition, First Capital had cash, cash equivalent and unused revolving credit facilities in the aggregate amount of NIS 1.3 billion (US$ 370 million).
■	The Group’s net debt to total assets (LTV, consolidated) as of March 31, 2018, was 52.0%, compared to 52.6% as of December 31, 2017.
■	The Group’s net debt to total assets (LTV, expanded solo) as of March 31, 2018, was 53.9%, compared to 53.4% as of December 31, 2017.

Chaim Katzman, Founder and CEO Commented: “This quarter ended with a strong and impressive growth in same property NOI. This growth was driven primarily from the results of our high quality private real estate portfolio which delivered same property NOI growth of 15.6% in Brazil and 7.8% in Israel. We see that as evidence of the portfolio’s quality and a result of our great efforts to create additional value in our private portfolio.

In accordance with our strategy, we sold in 2018 10.3 million shares of Regency for a total consideration of approximately $598 million (NIS 2.1 billion), and as of this date, hold approx. 8.2 million shares of Regency, representing approx. 8% of our portfolio. The proceeds will be used for other general corporate needs, to reduce leverage, and lower our financial costs associated with upcoming repayments in the next 2 years which bear high interest rates together with recently added attractive credit lines. The disposals of Regency and First Capital shares have led to a decrease in our FFO which was almost completely offset with the strong operational results in Brazil and Israel, which are not yet fully reflected in our results and are expected to have an effect in the year remaining. We provided positive guidance and believe 2018 will end with a 2.8% growth in FFO compared with 2017”.

Acquisition, Development, Redevelopment and Capital Recycling Activities:

■	As of March 31, 2018, the Company and its consolidated subsidiaries (excluding First Capital) had one property under development in, Espoo, the greater Helsinki area in Finland, Lippulaiva, with a gross leasable area (GLA) of 44 thousand square meters and a total investment of NIS 931 million (US$ 265 million) which is expected to be completed in the third quarter of 2021 and which as of 31 March 31, 2018 NIS 247 million (US$ 70 million) has been invested. In addition, the Company and its consolidated subsidiaries had six properties under redevelopment, one is in Gothenburg, Sweden which is expected to be open in the third quarter of 2018, three of them are in Warsaw, Poland, 1 is in Bialystok, Poland, and 1 is a part of G City in Rishon Lezion, Israel, with a total GLA of 80 thousand square meters and a total investment of NIS 1,291 million (US$ 368 million) which as of March 31, 2018 NIS 690 million (US$ 197 million) has been already invested.

10 Nissim Aloni st. Tel Aviv 6291924, Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com

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Financing Activities

■	The average annual interest rate (expanded solo) as of March 31, 2018 was 4.6%, compared to 4.8% as at March 31, 2017.
■	On February 15, 2018 the Company completed a public offering of its Series M debentures in Israel. The total gross proceeds from the offering were approximately NIS 860 million (approximately US$ 248 million). The debentures bear interest at an annual rate equal to 2.78% and have a duration of 7.3 years.
■	The Company will distribute a quarterly cash dividend of NIS 0.38 per share, payable on July 3, 2018 to shareholders of record as of June 15, 2018.

Subsequent Events

■	Subsequent to March 31, 2018, Gazit Brasil completed the acquisition of 70% of Internacional Shopping Center in Sao Paulo metropolitan area, Brazil for R$ 937M (USD 281 million).
■	Subsequent to March 31, 2018 the company sold an aggregate of approximately 5.9 million shares of common stock of Regency Centers Corporation for an aggregate consideration of approximately $338 million (NIS 1.2 billion). Following these sales, the Company holds approximately 8.2 million shares of Regency common stock, representing approximately 4.8% of the outstanding share capital and voting power of Regency.
■	Subsequent to March 31, 2018 the Company acquired approximately 6.1 million shares of Citycon for approximately 11.4 million Euro (approximately US$ 14 million), representing approximately 0.7% of the outstanding share capital of Citycon. Following these acquisitions, the Company holds approximately 46.2% of Citycon’s outstanding shares.
■	On March 27, 2018, the Company’s Board of Directors approved a repurchase program for the Company’s shares in an amount of up to NIS 250 million. The program is in effect until March 31, 2019. Purchases will be made under the program from time to time and at the discretion of the Company’s Management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). As of the publication of this report, the Company had repurchased 339 thousand shares in an amount of NIS 11.6 million under the program.

ACCOUNTING AND OTHER DISCLOSURES

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European real estate companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria. As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to generally accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

10 Nissim Aloni st. Tel Aviv 6291924, Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com

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CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, May 29th, 2018 at 5:00 pm Israel Time / 10:00 am US Eastern Time, to review the first quarter ended March 31, 201 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing: United States 1 866 860 9642, Canada 1 866 485 2399, United Kingdom 0 800 051 8913, International / Israel +972 3 9180691

A presentation and replay of the call will be available on the company’s website under “Investor Relations” at: www.gazitglobe.com

Webcast link: http://veidan-stream.com/gazitglobeq1-2018.html

About Gazit-Globe

Gazit-Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of December 31, 2017 Gazit-Globe owns and operates 112 properties, with a gross leasable area of approximately 2.6 million square meters and a total value of approximately NIS 36.9 billion. In addition, the Company owns 32.6% of First Capital Realty Inc and following this sale 4.8% of Regency Centers Corporation.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit-Globe website at www.gazitglobe.com

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

10 Nissim Aloni st. Tel Aviv 6291924, Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com

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